April 25, 2019

Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Blvd., Suite 900
Uniondale, NY 11553

       Re: Arbor Realty Trust Inc
           Form 10-K for the year ended December 31, 2018
           Filed February 15, 2019
           File No. 001-32136

Dear Mr. Elenio:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
, page 41

1. In future filings, please provide a discussion of the collateral characteristics regarding the loans underlying your mortgage servicing rights on a weighted average basis, when applicable, including, but not limited to: unpaid principal balance, loan types, number of loans, type of interest rate (i.e., adjustable or fixed), coupon rate, age, maturity, FICO scores, prepayment rates, delinquency rates, recapture rate (if applicable), and information on delinquencies, foreclosures, REO, and bankruptcy. Alternatively, please tell us how you determined this disclosure is unnecessary.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Paul Elenio
Arbor Realty Trust, Inc.
April 25, 2019
Page 2

absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



                                                       Sincerely,
FirstName LastNamePaul Elenio
                                                       Division of Corporation
Finance
Comapany NameArbor Realty Trust, Inc.
                                                       Office of Real Estate
and
April 25, 2019 Page 2                                  Commodities
FirstName LastName